Exhibit 8.1

List of Principal Subsidiaries as of December 31, 2020

Subsidiaries	Jurisdiction	Short Name
Empresa Distribuidora Sur S.A.	Argentina	Edesur
Ampla Energia e Serviços S.A.	Brasil	Enel Distribution Rio
CELG Distribuição S.A.	Brasil	Enel Distribution Goias
Central Geradora Termelétrica Fortaleza S.A.	Brasil	Fortaleza
Companhía Energética de Ceará S.A.	Brasil	Enel Distribution Ceara
Eletropaulo Metropolitana Eletricidade de São Paulo S.A.	Brasil	Enel Distribution Sao Paulo
Enel Brasil S.A.	Brasil	Enel Brasil
Enel Green Power Cachoeira Dourada S.A.	Brasil	Cachoeira Dourada
Compañía Distribuidora y Comercializadora de Energía S.A.	Colombia	Codensa
Emgesa S.A. E.S.P.	Colombia	Emgesa
Enel Distribución Perú S.A.A.	Peru	Enel Distribution Peru
Enel Generación Perú S.A.A.	Peru	Enel Generation Peru
Enel Perú S.A.C.	Peru	Enel Peru